May 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Christine Westbrook

Re:	LeMaitre Vascular, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: May 20, 2020

File No. 333-238541

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on June 1, 2020 or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Company hereby authorizes each of Nicole Brookshire and Miguel Vega of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Miguel Vega of Cooley LLP at (617) 937-2319, or in his absence, Nicole Brookshire of Cooley LLP at (212) 479-6157.

Very truly yours, LeMaitre Vascular, Inc.

By:	/s/ Laurie Churchill
Laurie Churchill, Esq.
Senior Vice President and General Counsel